January 27, 2025

Alvaro Quintana Cardona
Chief Financial Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc
           Form 10-K for the Year Ended December 31, 2023
           Response dated December 4, 2024
           FIle No. 000-55984
Dear Alvaro Quintana Cardona:

        We have reviewed your December 4, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 8, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1.
       We note in your response to prior comment 2 you identified several services
       including "International Voice Termination for carriers" and International SMS
       termination.    We also note costs of revenue    primarily consist of
usage charges for
       calls terminated in vendors    networks." Please explain to us the
Company   s role in
       these service arrangements and clarify if the Company is as an intermediary for calls
       terminated on another vendors    network. Also, please explain:
           How the Company controls these services immediately prior to the service being transferred to the customer when it appears these services are provided on another
 January 27, 2025
Page 2

           entity   s network in an instant.
             We note with respect to "International Voice Termination for carriers" and
              International SMS termination    services you said the Company is
primarily
           responsible for fulfilling the promise to provide the specified service. If true, please confirm that it is understood by your customers that the Company is not physically capable of providing termination services on another entities network.
             Tell us if the terms of your customer contracts or your other communications (for example, marketing materials) with your customers indicate that the Company or a third party is responsible for providing the call termination service.
             Tell us if for a particular call, there are several vendor networks to choose from and if the Company has discretion in selecting which vendor network to utilize to fulfill an end consumer order.
             Please also clarify for us the cash flows in these arrangements. It is unclear if you first collect from customers and then share a portion of the revenue with the network vendors or if your customers remit the net proceeds to you after
           deducting the third party network vendors    share.


       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology